Exhibit 12
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

		Fiscal Year Ended December (1)
	Nine Months Ended
	9/28/2008	2007	2006	2005	2004	2003
Computation of Earnings:
Income before income taxes:	$14,810	$32,239	$31,160	$38,752	$36,550	$38,060
Add:
Minority interest	1,726	2,003	3,218	4,097	3,816	3,297
Interest expense	27,976	47,670	47,648	47,312	42,882	40,832
Amortization of debt premium/discount and expenses	1,834	2,678	2,638	1,967	1,101	1,082
Interest portion of rent expense	992	1,299	1,199	1,056	1,160	2,220

Earnings as adjusted	$47,338	$85,889	$85,863	$93,184	$85,509	$85,491

Computation of Fixed Charges:
Interest expense	$27,976	$47,670	$47,648	$47,312	$42,882	$40,832
Capitalized interest	324	405	531	218	302	434
Amortization of debt premium/discount and expenses	1,834	2,678	2,638	1,967	1,101	1,082
Interest portion of rent expense	992	1,299	1,199	1,056	1,160	2,220

Fixed charges	$31,126	$52,052	$52,016	$50,553	$45,445	$44,568

Ratio of Earnings to Fixed Charges	1.52	1.65	1.65	1.84	1.88	1.92

(1)	The Company’s fiscal year ends on the Sunday nearest December 31st. All years presented are 52-week years, except 2004, which was a 53-week year.